CNFINANCE HOLDINGS LIMITED

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

August 25, 2020

VIA EDGAR

Mr. Michael Henderson

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: CNFinance Holdings Limited (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Filed April 27, 2020

File No. 001-38726

Dear Mr. Henderson and Mr. Thomas:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 12, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2019 Form 20-F.

Operating and Financial Review and Prospects

Item 5. Operating and Financial Review and Prospects

Loan Performance Data and Trend Analysis, page 76

1.	We note the significant difference between the loan performance metrics when utilizing the aggregate delinquency rate and aggregate NPL rates as compared to the actual delinquency rate and NPL rates. Please tell us, and revise your future filings to disclose, the actual delinquency rate and NPL rates for the periods presented. In addition, explain the reasons the aggregate amounts presented are more reflective of the actual loan portfolio performance and are more useful to the reader.

The Company undertakes to provide the actual delinquency rate and NPL rates in addition to the aggregate delinquency rates and aggregate NPL rates in future filings.

The Company supplements the delinquency ratio and the NPL ratio, which the Company believes to be the actual delinquency rate and NPL rates as of December 31, 2017, 2018 and 2019, respectively, as below for the Staff’s reference:

	As of December 31,
Loan performance metrics	2017	2018	2019
Delinquency ratio (1)	7.17%	18.07%	21.08%
NPL ratio (2)	1.66%	2.50%	13.75%

Notes:

(1)	Delinquency ratio represents total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as a percentage of the outstanding loan principal as of the date.

(2)	NPL ratio represents total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as a percentage of the outstanding loan principal as of the date.

The Company respectfully submits that the aggregate delinquency rates and aggregate NPL rates presented are more reflective of the actual loan portfolio performance and are more useful to the readers, as they do not fluctuate with factors unrelated to the actual loan portfolio performance.

As discussed in the 2019 Form 20-F, the “aggregate delinquency rate” as of a particular date is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is past-due (for one or more days) as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014, while “aggregate NPL rate” as of a particular date is calculated by dividing (i) total balance of outstanding loan principal for which any installment payment is over 90 calendar days past-due as of a particular date; by (ii) the aggregate total amount of loans we originated since 2014. In contrast, the Company uses the same numerators and divide them with the outstanding loan principal as of a particular date when calculating the “delinquency ratio” and “NPL ratio” as of such date.

The main difference in calculating the aggregate delinquency and aggregate NPL rate when compared against calculating the delinquency and NPL ratio, is whether to use the total outstanding loan principal of a particular date or the aggregate total amount of loans originated over a period of time as the denominator. The amount of outstanding loan principal as of a particular date is subject to factors that are not necessarily related to the Company’s loan portfolio performance. Such factors include payment schedules and the underlying trust plan’s financing structure. As a result, the Company believes the aggregate delinquency rate and aggregate NPL rate show less fluctuations and are more representative of the Company’s overall loan performance over a period of time. The Company used total amount of loans originated since 2014 given that its current loan portfolio was facilitated after 2014 when the Company started to collaborate with trust companies.

The aggregate delinquency/ NPL rates approach is also in line with the market practice. The Company respectfully submits that the following companies calculate delinquency rate on an aggregate basis:

(a)	9F Inc., a NASDAQ listed company, defines their M3+ Delinquency Rates by Vintage as “the total balance of outstanding principal of a vintage for which any payment of principal is over 90 calendar days past due as of a particular date (adjusted to exclude total amount of past due payments for loan principal that have been subsequently collected in the same vintage), divided by the total initial principal originated in such vintage” in its annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Commission on June 24, 2020; and

(b)	China Rapid Finance Limited, a NYSE listed company, defines their annualized default rate as “any loan principal that remains delinquent for more than 90 days as a percent of total loans originated (net of consumption loans issued that could not result in such delinquency)” in its annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Commission on June 15, 2020.

Although the Company believes aggregate delinquency rate and aggregate NPL rates are more representative of the loan performance over a period of time, the Company undertakes to add the delinquency ratio and NPL ratio in response to the Staff’s comments to help investors understand its loan portfolio better.

Operating and Financial Review and Prospects

Item 5. Operating and Financial Review and Prospects

Loan Performance Data and Trend Analysis, page 76

2.	Please revise, in future filings, to disclose the amount of both the first and second lien interests outstanding at period end for each of the periods presented, discussing the trends within these lending lines.

The Company undertakes to provide the amount of both the first and second lien interests outstanding at period end and discuss the trends within these lending lines in future filings.

The Company respectfully supplements the tables below for the amount of both the first and second lien interests outstanding at period end for each of the period presented in the 2019 Form 20-F for the Staff’s reference.

The following table illustrates the breakdown of the home equity loan origination volume by first lien and second lien in the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Loan origination volume by first/second lien
First lien	7,163	42.0%	3,992	41.9%	2,764	43.6%
Second lien	9,908	58.0%	5,539	58.1%	3,576	56.4%
Total	17,071	100.0%	9,531	100.0%	6,340	100.0%

The following table illustrates distribution of the Company's outstanding loan principal by first lien and second lien in the periods indicated.

	As of December 31,
	2017		2018		2019
	Amount	% of total	Amount	% of total	Amount	% of total
	(RMB in millions)
Outstanding loan principal by first/second lien
First lien	6,810	40.8%	6,366	40.3%	4,652	41.3%
Second lien	9,864	59.2%	9,415	59.7%	6,616	58.7%
Total	16,674	100.0%	15,781	100.0%	11,268	100.0%

The Company respectfully advises the Staff that it currently does not possess sufficient information to evaluate the trends for first and second lien interests for the year 2020. However, the Company noticed that the percentage of loans originated by first lien increased from 41.9% for the year 2018 to 43.6% for the year 2019, while the percentage of outstanding loan principal generated by first lien increased slightly from 40.3% for the year 2018 to 41.3% for the year 2019. Such trends have generally been stable since 2017. The Company undertakes to provide the discussion on trends in connection with the first and second lien interests in future filings.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 119

3.	We note from your Internal Control Over Financial Reporting (ICFR) that you identified a material weakness that has not been remediated, and this is consistent with the same material weakness reported in your prior year 20-F. Please explain to us how management was able to conclude that your ICFR was effective if there was one or more material weaknesses in the ICFR. Please advise or revise as necessary.

The Company’s internal control over financial reporting in the 2019 Form 20-F was erroneously reported as being effective and the Company has respectfully filed with this response letter an amendment to the 2019 Form 20-F to revise Item 15. Controls and Procedures to revise the conclusion.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 6. Loans Principal, Interest and Financing Servicing Fee Receivables, page F-36

4.	Please revise your future filings to disclose the amounts of first and second lien principal, interest, and financing service fee receivables for each of the periods presented. Similar disclosures should be provided for loan delinquency and non-accrual loans as well as for impaired loans.

The Company undertakes to provide the amounts of first and second lien principal, interest, and financing service fee receivables and loan delinquency and non-accrual loans as well as impaired loans in future filings.

The Company respectfully supplements the tables below for the amounts of first and second lien principal, interest, and financing service fee receivables for each of the periods presented in the 2019 Form 20-F for the Staff’s reference.

The following table presents the aging of past-due loan principal and financing service fee receivables of first lien and second lien as of December 31, 2019.

	Total current	1-30 days past due	31-89 days past due	90-179 days past due	≥180 days past due	Total loans	Total non-accrual	≥90 days past due and still accruing
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
First lien	3,641,845,540	248,336,213	94,405,194	156,249,868	552,712,520	4,693,549,335	708,962,388	-
Second lien	5,254,032,278	348,333,242	146,261,863	184,970,813	738,949,755	6,672,547,951	923,920,568	-
Loans principal, interest and financing service fee receivables	8,895,877,818	596,669,455	240,667,057	341,220,681	1,291,662,275	11,366,097,286	1,632,882,956	-

The following table presents the aging of past-due loan principal and financing service fee receivables of first lien and second lien as of December 31, 2018.

	Total current	1-30 days past due	31-89 days past due	90-179 days past due	≥180 days past due	Total loans	Total non-accrual	≥90 days past due and still accruing
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
First lien	5,031,680,086	426,318,786	734,494,180	77,770,249	134,207,433	6,404,470,734	211,977,682	-
Second lien	7,897,813,013	604,884,473	750,195,794	81,573,556	122,386,900	9,456,853,736	203,960,456	-
Loans principal, interest and financing service fee receivable	12,929,493,099	1,031,203,259	1,484,689,974	159,343,805	256,594,333	15,861,324,470	415,938,138	-

The following table sets forth summary of impaired loans by first and second lien as of December 31, 2019.

	Recorded investment
	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Impaired loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB
First lien	714,820,883	708,962,388	606,955,949	102,006,440	230,019,493
Second lien	937,961,325	923,920,568	771,834,729	152,085,838	440,261,819
As of December 31, 2019	1,652,782,208	1,632,882,956	1,378,790,678	254,092,278	670,281,312

The following table sets forth summary of impaired loans by first and second lien as of December 31, 2018.

	Recorded investment
	Unpaid principal balance	Impaired loans	Impaired loans with related allowance for credit losses	Impaired loans without related allowance for credit losses	Related allowance for credit losses
	RMB	RMB	RMB	RMB	RMB
First lien	210,907,205	211,977,682	190,363,468	21,614,214	74,032,660
Second lien	206,717,845	203,960,456	168,114,294	35,846,162	83,124,717
As of December 31, 2018	417,625,050	415,938,138	358,477,762	57,460,376	157,157,377

The following table sets forth the average recorded investment in impaired loans for the years ended December 31, 2018 and 2019.

	Years ended December 31,
	2018		2019
	Average recorded investment(1)	Interest and fees income recognized(2)	Average recorded investment(1)	Interest and fees income recognized(2)
	RMB	RMB	RMB	RMB
First lien	181,568,318	16,469,769	633,643,411	42,367,639
Second lien	153,946,838	10,316,758	745,893,152	39,326,404
Impaired loans	335,515,156	26,786,527	1,379,536,563	81,694,043

Notes:

(1)	Average recorded investment represents ending balance for the last four quarters and does not include the related allowance for credit losses.

(2)	The interest and fees income recognized are those interest and financing service fee recognized related to impaired loans. All the amounts are recognized on cash basis.

Additionally, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited

Date: August 25, 2020	By:	/s/ Ning Li
		Name:	Ning Li
		Title:	Chief Financial Officer

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